November 30, 2005

via U.S. mail and facsimile

Frederick M. Danziger, President, Chief Executive Officer
Griffin Land & Nurseries, Inc.
One Rockefeller Plaza
New York City, NY  10020

	Re:	Griffin Land & Nurseries, Inc.
		Form 10-K/A for the Fiscal Year Ended November 27, 2004 Form 10-Q/A for the Fiscal Quarter Ended February 26, 2005
Forms 10-Q for the Fiscal Quarters Ended May 28, 2005 and August
27,
2005
	Filed:	November 3, 2005
	File No.	1-12879

Dear Mr. Danziger:

      We have reviewed your amended Forms 10-K/A and 10-Q/A and Forms
10-Q filed on November 3, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended November 27, 2004
1. We refer you to our letter dated October 20, 2005 regarding the disclosure and presentation of your restatements for the fiscal years
2004, 2003, 2002, 2001, and 2000. As discussed in this letter, Selected Financial Data for fiscal 2001 and 2000 should be marked as unaudited in your Form 10-K/A for the fiscal year ended November 27,
2004. Although fiscal years 2001 and 2000 were labeled restated, they were not also labeled unaudited. Please tell us where you have included this disclosure or why you believe it is not necessary. Otherwise, please amend your Form 10-K/A for the fiscal year ended November 27, 2004 to label fiscal years 2001 and 2000 as they appear in the Selected Financial Data section as unaudited.






Form 10-Q for the Fiscal Quarter Ended August 27, 2005
2. We reviewed your Item 4 disclosure included in your Form 10-Q for the fiscal quarter ended August 27, 2005. Your disclosure states that except as described above, there were no changes in your internal control over financial reporting during your most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.
In future filings, please avoid using phrases that include "except for" wording, which appears contradictory when disclosing changes which occurred in your internal controls during the most recent fiscal quarter.

*    *    *    *

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3255.

							Sincerely,



							Nili Shah
							Accounting Branch Chief

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Mr. Frederick M. Danziger
Griffin Land & Nurseries, Inc.
November 30, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE